UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement from Vipshop

Guangzhou, China, February 8, 2021 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (the “Company”), today announced that it has received the decision from the State Administration for Market Regulations of the People’s Republic of China (the “SAMR”) regarding its investigation on the Company pursuant to the Anti-Unfair Competition Law of the People’s Republic of China (“Anti-Unfair Competition Law”). The Company is subject to a fine of RMB3 million and will pay such fine to the SAMR promptly. The Company will rectify the identified issues with respect to its business operations in accordance with the decision issued by the SAMR, and stay compliant with the Anti-Unfair Competition Law. Going forward, the Company will further strengthen its regulatory compliance to uphold its business integrity and act in the best interest of suppliers and consumers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ David Cui
Name	:	David Cui
Title	:	Chief Financial Officer

Date: February 8, 2021